EXHIBIT 12-38
DTE ENERGY COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended
	June 30	Twelve Months Ended December 31
	2006	2005	2004	2003	2002	2001
(Millions of Dollars)
Earnings:
Pretax earnings (loss)	$(26)	$497	$423	$287	$485	$202
Adjustments	(3)	5	2	26	24	31
Fixed charges	283	547	544	569	557	476

Net earnings	$254	$1,049	$969	$882	$1,066	$709

Fixed charges:
Interest expense	$267	$519	$516	$545	$553	$468
Adjustments	16	28	28	24	4	8

Fixed charges	$283	$547	$544	$569	$557	$476

Ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends (2)	0.90 (1)	1.92	1.78	1.55	1.91	1.49

(1)	The earnings for the six month period ended June 30, 2006 were not adequate to cover fixed charges. The amount of the deficiency was approximately $29 million.

(2)	DTE Energy had no preferred stock outstanding during the periods indicated; therefore, the ratios of earnings to combined fixed charges and preferred stock dividends is the same as the ratios of earnings to fixed charges for each period.